                                 United States
                      Securities And Exchange Commission
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                                   Sema plc
--------------------------------------------------------------------------------
                               (Name of Issuer)


                Ordinary Shares Nominal Value of 10 pence each
                          American Depositary Shares
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   81661R100
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Sarah Murphy, Esq.
                        Freshfields Bruckhaus Deringer
                                65 Fleet Street
                                London EC4Y 1HS
                              +44 (20) 7832-7429
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 5, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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CUSIP No. 81661R100                   13D                  Page 2 of 19 Pages
------------------------------------------------------------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Schlumberger N.V. (Schlumberger Limited)
 1    I.R.S. IDENTIFICATION NUMBER: 52-0684746

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions):
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [X]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Netherlands Antilles
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             122,869,697/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          122,869,697
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      122,869,697
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      20%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions):
14
      HC
------------------------------------------------------------------------------

_______________________________________________________________________________

/1/ Does not include 135,245,830 ordinary shares in Sema plc subject to Director
    Undertakings and Irrevocable Undertakings as described in Item 6 of this
    Schedule 13D.

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CUSIP No. 81661R100                   13D                  Page 3 of 19 Pages
------------------------------------------------------------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Schlumberger Investments
 1    I.R.S. IDENTIFICATION NUMBER:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions):
 4
      AF; BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      England and Wales
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             122,869,697/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          122,869,697
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      122,869,697
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      20%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions):
14
      CO
------------------------------------------------------------------------------

_______________________________________________________________________________

/1/ Does not include 135,445,830 ordinary shares in Sema plc subject to Director
    Undertakings and Irrevocable Undertakings as described in Item 6 of this
    Schedule 13D.

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CUSIP No. 81661R100                     13D                  Page 4 of 19 Pages
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

This statement on Schedule 13-D relates to ordinary shares of 10 pence each (the "Shares") and American Depositary Shares, each representing two ordinary Shares ("ADSs") of Sema plc ("Sema") and is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer is located at 233 High Holborn, London WC1V 7DJ, England.

Item 2.   Identity and Background

The name of the reporting persons filing this statement are Schlumberger Investments, a company incorporated in England and Wales, and Schlumberger N.V., a company incorporated in the Netherlands Antilles ("Schlumberger"). Schlumberger Investments is a wholly-owned subsidiary of Schlumberger. On February 21, 2001, Lehman Brothers, on behalf of Schlumberger Investments, commenced a recommended cash tender offer to acquire the entire issued and to be issued share capital of Sema (the "Offer"). Pursuant to the Subscription Agreement, described under Item 3 below, upon the Offer being declared unconditional, Schlumberger Industries S.A. will fund, by equity subscription, a portion of the consideration payable under the Offer, and as a result will hold a 60% interest in Schlumberger Investments. Schlumberger Industries S.A. is a company incorporated in France, and is a wholly-owned subsidiary of Schlumberger B.V., a company incorporated in the Netherlands. Schlumberger B.V.and is a wholly-owned subsidiary of Schlumberger. The directors and executive officers of each of Schlumberger Investments, Schlumberger, Schlumberger Industries S.A., and Schlumberger B.V. are set forth on Schedule I hereto.

The address of the principal office of Schlumberger Investments is 8/th/ Floor, South Quay Plaza II, 183 Marsh Wall, London E14 9SH, England. The address of the principal offices of Schlumberger are 277 Park Avenue, New York, New York 10172-0266, USA; 42 rue Saint-Dominique, 75007 Paris, France; and Parkstraat 83 2514 JG, The Hague, the Netherlands. The address of the principal office of Schlumberger B.V. is Parkstraat 83-89, 2514 JG The Hague, the Netherlands. The address of the principal office of Schlumberger Industries S.A. is 50, avenue Jean-Jaures 92120, Montrouge, France.

Schlumberger Investments is a newly incorporated company set up by Schlumberger and Schlumberger Industries S.A. for the purposes of acquiring Sema. Schlumberger Investments has not traded since incorporation. The principal business of Schlumberger comprises three business segments: Oilfield Services, the leading supplier of services and technology to the international petroleum industry; Resource Management Services, which provides professional business services for utilities, energy service providers and industry worldwide; and Test and Transactions, which provides smart card-based solutions, semiconductor test equipment and services, and secure Internet solutions to customers throughout the world. The principal business of Schlumberger Industries S.A. is to provide metering devices and professional business services for utilities, energy services providers and industry in France and Europe. Schlumberger B.V. is a finance and holding company with activities of a commercial, industrial and financial nature.

Except as set out below, during the past five years, none of Schlumberger Investments, Schlumberger, Schlumberger Industries S.A. or Schlumberger B.V., or

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CUSIP No. 81661R100                     13D                  Page 5 of 19 Pages
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to the best of their knowledge, any of the persons listed in Schedule I hereto,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

In December 1999, a criminal contempt order was entered against Schlumberger for completing a joint venture transaction which the court found violated a US Department of Justice consent decree applicable to it. Schlumberger was also fined $750,000. The US Department of Justice has since consented to the removal of the reference to Schlumberger from the consent decree.

The attached Schedule I is a list of the executive officers and directors of Schlumberger Investments, Schlumberger, Schlumberger Industries S.A. and Schlumberger B.V. which contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Item 3.  Source and Amount of Funds or Other Consideration

Schlumberger Investments obtained the funds used to purchase the 122,869,697 Shares in Sema on March 5, 2001 for (Pounds) 5.555 per share in the form of equity funding from Schlumberger.

Schlumberger Investments is financing the Offer from a combination of (i) additional equity funds from Schlumberger and equity funds from Schlumberger Industries S.A. pursuant to the subscription agreement described below and (ii) borrowings under the credit facility described below. It is estimated that full acceptance of the Offer would require the payment by Schlumberger Investments of a maximum of approximately $790 million in cash.

1.   The Subscription Agreement.

The subscription agreement is dated February 16, 2001 and is among Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments (the "Subscription Agreement"). Conditional upon Schlumberger Investments issuing an announcement in accordance with the UK City Code on Takeovers and Mergers (the "City Code") to the effect that the Offer has been declared unconditional, Schlumberger and Schlumberger Industries S.A. will fund, by way of equity subscription, the consideration payable under the Offer and any fees and expenses in relation to the Offer, less any amount which shall be available to Schlumberger Investments under any bank facilities arranged by Schlumberger in connection with the Offer. The equity subscription will be in such proportions as may be agreed between the parties or, failing such agreement, as notified by Schlumberger Investments. The Subscription Agreement will terminate if the condition referred to

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CUSIP No. 81661R100                     13D                  Page 6 of 19 Pages
--------------------------------------------------------------------------------

above is not satisfied within 130 days after the date of the Subscription Agreement (or such later date as the parties may agree).

2.   The Credit Facility.

The credit facility is dated February 20, 2001 and is among Schlumberger, Schlumberger Industries S.A., Schlumberger plc and Schlumberger Investments; JP Morgan Plc, BNP Paribas, Solomon Brothers International Limited and Lehman Brothers International (Europe) (each as arrangers); Citibank International Plc as facility agent, and The Chase Manhattan Bank, BNP Paribas Citibank, N.A., and Lehman Commercial Paper Inc. (each a "Bank" and together the "Banks") (the "Credit Facility"). Under the Credit Facility, the Banks have agreed to provide a revolving credit facility with a one-year term-out option.

The Credit Facility will bear interest at LIBOR (as defined in the Credit Facility) in relation to advances in sterling and EURIBOR (as defined in the Credit Facility) in relation to advances in euro plus the mandatory cost (as defined in the Credit Facility) and a margin of:

     (a) 0.30% per annum for Schlumberger (and for Schlumberger Investments for the first 3 months after the first drawdown by any borrower under the Credit Facility): and

     (b) 0.35% per annum for Schlumberger plc, Schlumberger Industries S.A. and for Schlumberger Investments after the date falling 3 months from the first drawdown by any borrower under the Credit Facility).

The Credit Facility is incorporated herein by reference and is attached as an exhibit hereto.

Item 4.   Purpose of Transaction

The purpose of the Offer is to acquire all the issued and to be issued Shares and ADSs of Sema. The purpose of Schlumberger Investments' purchase of 122,869,697 Shares on March 5, 2001 was to make a first step in obtaining this equity interest in Sema. If Schlumberger Investments acquires more than 90% of the outstanding Shares (including Shares represented by ADSs), it will be able to effect the compulsory acquisition procedure in accordance with the United Kingdom Companies Act 1985, as amended (the "Companies Act"). Upon consummation of this compulsory acquisition procedure, Sema would become a wholly-owned subsidiary of Schlumberger Investments.

Subject to certain matters described below, it is currently expected that initially following the consummation of the Offer, the business and operations of Sema will continue to be conducted as they are currently being conducted. Schlumberger will continue to evaluate all aspects of the business, operations, capitalization, corporate and organizational structure and management of Sema during the course of the Offer and after the consummation of the Offer and will take such further actions as it deems appropriate under the circumstances then existing. Schlumberger intends to seek

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CUSIP No. 81661R100                     13D                  Page 7 of 19 Pages
--------------------------------------------------------------------------------

additional information about Sema during this period. Thereafter, Schlumberger intends to review such information as part of a comprehensive review of Sema's business, operations, capitalization, corporate and organizational structure, and management.

When the Offer becomes or is declared unconditional in all respects, Schlumberger Investments intends to procure the making of an application by Sema for the removal of Sema's Shares from the Official List of the UK Listing Authority and for the cancellation of trading in Sema's Shares on the London Stock Exchange's market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. Schlumberger Investments would also intend to procure that Sema applies for de-listing of Sema's ADSs from Nasdaq and Sema's Shares from Euronext Paris and seek to have the registration of Sema's Shares and ADSs under the Exchange Act terminated.

Schlumberger Investments may at any time and from time to time acquire additional Shares or ADSs or securities convertible or exchangeable for Shares or ADSs or dispose of Shares or ADSs. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

Except as described herein, Schlumberger Investments has no present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving Sema or any of its subsidiaries, or purchase, sale or transfer of a material amount of assets of Sema or any of its subsidiaries or in any other material changes to Sema's capitalization, dividend policy, corporate structure, business or composition of the board of directors of Sema or the management of Sema, except that Schlumberger Investments intends to review the composition of the boards of directors (or similar governing bodies) of Sema and its subsidiaries and to cause the election to such boards of directors (or similar governing bodies) of certain of its representatives following the consummation of the Offer.

Item 5.   Interest in Securities of the Issuer

(a) On March 5, 2001, Schlumberger Investments purchased 122,869,697 Shares in Sema, 20% of the total class of Shares (including Shares represented by ADSs), for (Pounds)5.555 per share.

(b) Schlumberger has received undertakings from two of Sema's principal shareholders, France Telecom and Paribas Affaires Industrielles ("Paribas"), to accept the Offer in respect of 103,634,296 and 31,113,792 of Sema's Shares, respectively (the "Irrevocable Undertakings"). Schlumberger has also received undertakings from Sema's directors (the "Director Undertakings"), which, in combination with the Irrevocable Undertakings represent a total of 135,245,830 Shares, or 22% of Sema's existing issued share capital. Pursuant to these undertakings, France Telecom, Paribas

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CUSIP No. 81661R100                     13D                  Page 8 of 19 Pages
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and each director have agreed to vote on any resolution relating to the Offer as instructed by Schlumberger. The Irrevocable Undertakings and the Director Undertakings are described in further detail in Item 6 below, are incorporated herein by reference and are attached as exhibits hereto.

(c) Except as described herein, none of Schlumberger, Schlumberger Investments, Schlumberger B.V. or Schlumberger Industries S.A. or, to the best of their knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any Ordinary Shares or ADSs during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described herein, none of Schlumberger, Schlumberger Investments, Schlumberger B.V. or Schlumberger Industries S.A. or, to the best of their knowledge, any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Sema, including, but not limited to, transfers or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of any proxies.

1. Inducement Agreement

Pursuant to the Inducement Agreement, dated February 12, 2001 between Schlumberger Investments and Sema (the "Inducement Agreement") Sema has agreed to pay Schlumberger Investments a fee of US$20 million if:

(a) the Offer lapses or is withdrawn and prior thereto an Independent Competing Offer for Sema has been announced, and subsequently such Independent Competing Offer or another Independent Competing Offer (which, for the avoidance of doubt, has been announced prior to the Offer lapsing or having been withdrawn) becomes or is declared unconditional in all respects; or

(b) the Offer lapses or is withdrawn and prior thereto the board of directors of Sema, or any committee thereof, shall have withdrawn or modified, in a manner adverse to Schlumberger Investments, its approval or recommendation of the Offer, or approved or recommended an Independent Competing Offer (or resolved to take any of the foregoing actions).

The inducement fee is due and payable two business days after, in the case of
(a) above, the date on which the relevant Independent Competing Offer becomes or is declared unconditional in all respects or, in, the case of (b) above, the date on which Schlumberger Investments notifies Sema that the Offer has lapsed or been withdrawn.

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CUSIP No. 81661R100                     13D                  Page 9 of 19 Pages
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"Independent Competing Offer" means (a) an offer for, or scheme of arrangement of, Sema which is made or entered into by a person or persons who are not associates (as such term is defined in the City Code) of Schlumberger Investments at or above the value of the Offer or (b) any sale, disposal, merger, business combination, demerger or liquidation (or similar transaction or arrangement) resulting in any person or persons who are not associates of Schlumberger Investments owning more than 30% of the voting rights of Sema or assets representing more than 10% of the turnover of Sema and its subsidiary undertakings.

Pursuant to the Inducement Agreement, Sema agreed to take such action and give such assistance to Schlumberger Investments as Schlumberger Investments may reasonably request in order to enable Schlumberger Investments to (i) obtain any necessary regulatory clearances and approvals in connection with the Offer and
(ii) prepare documentation required in connection with the Offer.

The Inducment Agreement is incorporated herein by reference and is attached as an exhibit hereto.

2. Director Undertakings

Each of Sir Julian Oswald, Pierre Bonelli, William Bitan, Herve Couffin, Harry Fryer, Frank Jones, Didier Pineau-Valencienne, George Schmitt, Gilles Cosson, Pascal Viginier and Tidu Mainu has given a Director Undertaking to Schlumberger pursuant to which he has undertaken to Schlumberger that he will accept the Offer. Each of them has also agreed that, until the date on which the Offer becomes wholly unconditional or lapses or is withdrawn, he will exercise the voting rights attached to his Sema Shares in connection with certain resolutions relating to the Offer only in accordance with Schlumberger's directions. Each director listed above has also undertaken to use his best efforts to procure that Sema and the Sema Board provide all reasonable assistance to Schlumberger in connection with the Offer.

The terms of the Director Undertakings are the same in all material respects except for the amount of Sema Shares involved and, in certain instances, the directors have undertaken in respect of not only existing Sema Shares but Sema Shares that will be derived from certain option plans.

The Director Undertakings are incorporated herein by reference and are attached as exhibits hereto.

3. Irrevocable Undertakings with France Telecom and Paribas

Two of Sema's principal shareholders, France Telecom and Paribas, have each given Irrevocable Undertakings to Schlumberger Investments and Lehman Brothers pursuant to which France Telecom and Paribas have undertaken to Schlumberger Investments that they will accept the Offer except as provided below. France Telecom and Paribas have also agreed that, until the date on which the Offer becomes wholly unconditional, lapses or is withdrawn, France Telecom and Paribas will exercise the voting rights attached to the Sema Shares to which the Irrevocable Undertakings relate (representing 16.9% of the entire issued capital in the case of France Telecom

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CUSIP No. 81661R100                     13D                 Page 10 of 19 Pages
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and 5.1% of the entire issued capital in the case of Paribas) in connection with certain resolutions relating to the Offer only in accordance with Schlumberger Investments' directions.

The obligations of France Telecom and Paribas to accept the Offer will be suspended if a person other than Schlumberger or a subsidiary of Schlumberger or any person acting in concert with Schlumberger announces a firm intention to make an offer to acquire all the equity share capital of Sema (other than that already owned by the person making such offer or persons acting in concert with
it) on or before the end of the date which falls 17 days after the posting of the offer document to Sema shareholders provided that the value of the consideration represents, in the reasonable opinion of Lehman Brothers and NM Rothschild & Sons Limited, financial adviser to Sema, in excess of 600 pence per Sema Share as at the close of business on the last business day prior to the date on which such firm intention to make an offer is announced. If, on or before the end of the fourteenth day after the higher competing offer is announced, Schlumberger or a subsidiary of Schlumberger announces a revision of the Offer such that the consideration under the Offer is wholly in cash and represents, in the reasonable opinion of Lehman Brothers and NM Rothschild & Sons Limited, an improvement over the higher competing offer, then the suspension of the obligations referred to above shall come to an end.

Except as provided above, the terms of the Irrevocable Undertakings from France Telecom and Paribas are the same in all material respects except that the Irrevocable Undertaking from France Telecom involves 103,634,296 Sema Shares and the Irrevocable Undertaking from Paribas involves 31,113,792 Sema Shares.

The Irrevocable Undertakings are incorporatered herein by reference and are attached as exhibits hereto.

Item 7.  Materials to be Filed as Exhibits

The following documents are hereby filed as exhibits:

1. Credit Facility, dated February 20, 2001, between (1) Schlumberger; (2) Schlumberger Industries S.A.; (3) Schlumberger plc; (4) Schlumberger Investments; (5) JP Morgan Plc, BNP Paribas, Salomon Brothers International Limited and Lehman Brothers International (Europe) (each as arrangers), Citibank International Plc as facility agent, and The Chase Manhattan Bank, BNP Paribas Citibank, N.A., and Lehman Commercial Paper Inc.

2. Inducement Fee Letter Agreement, dated February 12, 2001, between Schlumberger Investments and Sema.

3. Director Undertaking, dated February 11, 2001, from Veronica Oswald to Schlumberger.

4. Director Undertaking, dated February 11, 2001, from Sir Julian Oswald to Schlumberger.

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CUSIP No. 81661R100                     13D                 Page 11 of 19 Pages
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5.   Director Undertaking, dated February 11, 2001, from Pierre Bonelli to
     Schlumberger.

6. Director Undertaking, dated February 11, 2001, from William Bitan to Schlumberger.

7. Director Undertaking, dated February 11, 2001, from Gilles Cosson to Schlumberger.

8. Director Undertaking, dated February 11, 2001, from Herve Couffin to Schlumberger.

9. Director Undertaking, dated February 11, 2001, from Pascal Viginier to Schlumberger.

10. Director Undertaking, dated February 11, 2001, from Frank Jones to Schlumberger.

11. Director Undertaking, dated February 11, 2001, from Harry Fryer to Schlumberger.

12. Director Undertaking, dated February 11, 2001, from Tidu Maini to Schlumberger.

13. Director Undertaking, dated February 11, 2001, from Didier Pineau-Valencienne to Schlumberger.

14. Director Undertaking, dated February 11, 2001, from George Schmitt to Schlumberger.

15. Irrevocable Undertaking, dated February 12, 2001, from Paribas Affaires Industrielles to Schlumberger Investments and Lehman Brothers Europe Limited.

16. Irrevocable Undertaking, dated February 12, 2001, from France Telecom S.A. to Schlumberger Investments and Lehman Brothers Europe Limited.

17.  Power of Attorney of Schlumberger Investments and Schlumberger.

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CUSIP No. 81661R100                     13D                 Page 12 of 19 Pages
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                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2001



                                              SCHLUMBERGER N.V.

                                              By: /s/ ELLEN SUMMER
                                                  -----------------
                                              Name:  Ellen Summer
                                              Title: Authorized Signatory

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CUSIP No. 81661R100                     13D                 Page 13 of 19 Pages
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                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2001



                                              SCHLUMBERGER INVESTMENTS

                                              By: /s/ ELLEN SUMMER
                                                  -----------------
                                              Name:  Ellen Summer
                                              Title: Authorized Signatory

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CUSIP No. 81661R100                     13D                 Page 14 of 19 Pages
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                                  SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS
                          OF SCHLUMBERGER INVESTMENTS

Set forth below is the name and present principal occupation or employment of each member of the board of directors of Schlumberger Investments. The present address of Schlumberger Investments is 8th Floor, South Quay Plaza II, 183 Marsh Wall, London E14 9SH, England. The current business address, unless otherwise indicated, for each individual listed below is 277 Park Avenue, New York, New York, 10172 - 0266, USA. Each such person is, unless indicated below, a citizen of the US.

Name and Position with             Present Principal Occupation or Employment
----------------------             ------------------------------------------
Schlumberger Investments
------------------------

D. Euan Baird                      Chairman, President and Chief Executive
Director                           Officer of Schlumberger and has served in
                                   this capacity since prior to 1992. Mr Baird is also currently a director of Scottish
                                   Power plc, a company which supplies gas, electricity and water services in the United
                                   Kingdom and in the western United States, and a trustee of Haven Capital Management Trust.
                                   Mr Baird is a citizen of the United Kingdom.

Victor E. Grijalva                 Vice Chairman of Schlumberger and has served
Director                           in this capacity since April 1998. In
                                   addition, Mr Grijalva currently serves as the Chairman of the Board of Directors of Transocean Sedco Forex Inc., an offshore drilling company. Mr Grijalva is a citizen of Ecuador.

James L. Gunderson                 Secretary and General Counsel of Schlumberger
Director                           and has served in this capacity since January
                                   1999.

Jack Liu                           Executive Vice President, Chief Financial
Director                           Officer and Chief Accounting Officer of
                                   Schlumberger and has served in this capacity since January 1999.

Jean-Dominique Percevault          Vice President, European Affairs, of
Director                           Schlumberger and has served in this capacity
                                   since May 1994. Mr. Percevault's current business address is 42 rue Saint - Dominique, 75007 Paris, France. Mr Percevault is a citizen of France.

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CUSIP No. 81661R100                     13D                 Page 15 of 19 Pages
--------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS
                                 OF SCHLUMBERGER

Set forth below is the name, and present principal occupation or employment of each member of the board of directors and each executive officer of Schlumberger. The present address of Schlumberger and, unless indicated below, the current business address for each individual listed below is 277 Park Avenue, New York, New York 10172-0266. Each such person is, unless indicated below, a citizen of the US. Executive officers, as defined in the Exchange Act, are identified by an asterisk.

Name and Position with             Present Principal Occupation or Employment
----------------------             ------------------------------------------
Schlumberger
------------

*D. Euan Baird                     Chairman, President and Chief Executive
Chairman, President and Chief      Officer of Schlumberger and has served in
Executive Officer                  this capacity since prior to 1992. He is also
                                   currently a director of Scottish Power, a company which supplies gas, electricity and water services in the United Kingdom and in the western United States, and a trustee of Haven Capital Management Trust. Mr Baird is a citizen of the United Kingdom.

*Victor E. Grijalva                Vice Chairman of Schlumberger and has
Vice Chairman                      served in this capacity since April 1998. He
                                   also currently serves as the Chairman of the Board of Directors of Transocean Sedco Forex
                                   Inc., an offshore drilling company. Mr
                                   Grijalva is a citizen of Ecuador.

Don E. Ackerman                    Mr Ackerman, a private investor since 1991,
Director                           is a director of Schlumberger. Mr. Ackerman's
                                   current business address is Chandelle
                                   Ventures, Inc., 24311 Walden Center Drive,
                                   Bonita Springs, FL, 34134.

John Deutch                        Director.  He is also currently a director
Director                           of Citigroup, a banking and insurance
                                   organisation; CMS Energy Corp., a diversified energy company; Cummins Engine Company, Inc., a manufacturer of diesel engines and components; ARIAD Pharmaceuticals, which is engaged in the discovery of novel pharmaceuticals; and Raytheon Corporation, an electronics manufacturer. Mr Deutch has been an institute professor at Massachusetts
                                   Institute of Technology in Cambridge,
                                   Massachusetts, since January 1997. Mr.
                                   Deutch's current business address is
                                   Massachusetts Institute of Technology, Room
                                   6-208, 77 Massachusetts Avenue, Cambridge,
                                   MA, 02139.

Denys Henderson                    Director.  He is also currently the Chairman
Director                           of The Rank Group Plc., a diversified leisure
                                   services concern, and has served in this capacity since March 1995. Sir Henderson's current business address is The Rank Group
                                   Plc, 6 Connaught Place, London W2 2EZ,
                                   England.

Andrew Levy-Lang                   Independent investor since November 1999,
Director                           is a director of Schlumberger. He also
                                   currently serves as a director and member of the Compensation Committee of AGF, a French insurance company, and as a director of Dexia, a Belgian financial services company.
                                   Mr. Levy-Lang's current business address is 23, boulevard Jules Sandeau, 75116 Paris,
                                   France. Mr Levy-Lang is a citizen of France.

William T. McCormick, Jr.          Director of Schlumberger.  He is also
Director                           currently the Chairman and Chief Executive
                                   Officer of CMS Energy Corp., a diversified energy company in Dearbon, Michigan; a director of Bank One, Inc., a regional bank holding company; and Rockwell International
                                   Inc., a diversified producer of, among
                                   others, electronic, industrial automation and avionics products. Mr. McCormick Jr.'s current business address is CMS Energy
                                   Corporation, Fairlane Plaza South, 330 Town
                                   Center Drive, Suite 1100, Dearborn, MI,
                                   48126.

Didier Primat                      Mr Primat is a director of Schlumberger. He
Director                           is also currently the President of Primwest
                                   Holding N.V., an investment management
                                   company located in Curacao, N.A. Mr. Primat's current business address is PRIMWEST, 210, route de Jussy, CH-1243 Presinge/Geneva,
                                   Switzerland. Mr Primat is a citizen of
                                   France.

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CUSIP No. 81661R100                     13D                 Page 16 of 19 Pages
--------------------------------------------------------------------------------

Name and Position with             Present Principal Occupation or Employment
----------------------             ------------------------------------------
Schlumberger
------------

Nicolas Seydoux                    Director of Schlumberger N.V. He also
Director                           currently serves as the Chairman and Chief
                                   Executive Officer of Gaumont, a French film-production company located in Paris. Mr.
                                   Seydoux's current business address is 30, avenue Charles de Gaulle, 92200 Neuilly-sur-
                                   Seine, France. Mr Seydoux is a citizen of France.

Linda Gillespie Stuntz             Director of Schlumberger. She also currently
Director                           serves as a director of American Electric
                                   Power Company, Inc., an electric and power holding company, and is the Chairman of its Finance Committee and a member of its Executive, Directors, Nuclear Oversight and
                                   Public Policy Committees. She has been a partner at the law firm of Stuntz, Davis &
                                   Staffier P.C. in Washington D.C. since
                                   February 1995. Ms. Stuntz's current business address is Stuntz, Davis & Staffier, P.C.,
                                   1275 Pennsylvania Avenue, NW, 9/th/ Floor,
                                   Washington, D.C., 20004.

Sven Ullring                       Independent advisor since June 2000, is a
Director                           director of Schlumberger. Mr Ullring also
                                   currently serves as the Chairman of the
                                   Supervisory Boards of Norsk Hydro, an energy, fertilizer and metals company, and
                                   Storebrand, an insurance company. In
                                   addition, he is a member of the Supervisory
                                   Board of ABB Norway. With the exception of Schlumberger, all of these companies are located in Oslo, Norway. Mr Ullring is also a member of the Board of Keppel Corporation, a real estate development, shipbuilding and telecommunications company in Singapore and serves as the Chairman of the Board of the Foundation for Business and Sustainable
                                   Development in Oslo. Mr. Ullring's current business address is Elisenbergvn. 5, 6 etg., N-0265 Oslo, Norway. He is a citizen of Norway.

Yoshihiko Wakumoto                 Mr Wakumoto is a director of Schlumberger.
Director                           Since July 1996 he has acted as an adviser to
                                   Toshiba Corporation, an electronics and
                                   energy technology company in Tokyo. He is currently the Vice President (part-time executive member of the Board) of The Japan
                                   Foundation, a non-profit institution funded by the Japanese Government and incorporated under a special enactment. Mr Wakumoto's current business address is Toshiba
                                   Corporation, 1-1, Shibaura 1-Chome, Minato-ku, Tokyo 105-01, Japan. Mr Wakumoto is a citizen of Japan.

*Pierre E. Bismuth                 Mr Bismuth is the Vice President, Personnel,
Vice President, Personnel          of Schlumberger and has served in this
                                   capacity since 1994. Mr Bismuth is a
                                   citizen of France.

*Jean Chevallier                   Mr Chevallier is the Vice President,
Vice President, Information        Information Technology, of Schlumberger and
Technology                         has served in this capacity since February
                                   1999. Since October 2000 he has been the Director and President of Convergent Holding
                                   Corporation. Mr. Chevallier's current
                                   business address is 42 rue Saint-Dominique, 75007 Paris, France. Mr Chevallier is a citizen of France.

*Mark Danton                       Vice President, Director of Taxes, of
Vice President, Director of        Schlumberger and has served in this capacity
Taxes                              since January 1999. Mr Danton is a citizen of
                                   the United Kingdom.

*Andrew Gould                      Executive Vice President, Oilfield Services,
Executive Vice President,          of Schlumberger and has served in this
Oilfield Services                  capacity since January 1999. Mr Gould is a
                                   citizen of the United Kingdom.

*James L. Gunderson                Secretary and General Counsel of
Secretary and General Counsel      Schlumberger and has served in this capacity
                                   since January 1999.

*Philippe Lacour-Gayet             Vice President and Chief Scientist of
Vice President and Chief           Schlumberger and has served in this capacity
Scientist                          since January 2001. Mr Lacour-Gayet is a
                                   citizen of France.

*Jack Liu                          Executive Vice President, Chief Financial
Executive Vice President, Chief    Officer and Chief Accounting
Financial Officer and Chief        Officer of Schlumberger and has been serving
Accounting Officer                 in this capacity since January 1999.

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CUSIP No. 81661R100                     13D                 Page 17 of 19 Pages
--------------------------------------------------------------------------------

Name and Position with             Present Principal Occupation or Employment
----------------------             ------------------------------------------
Schlumberger
------------

*Clermont A. Matton                Executive Vice President, Resource
Executive Vice President,          Management Services of Schlumberger and has
Resource Management Services       been serving in this capacity since June
                                   1997. Mr. Matton's current business address is 42 rue Saint-Dominique, 75007 Paris,
                                   France. Mr Matton is a citizen of Canada.

*Jean-Dominique Percevault         Vice President, European Affairs and has
Vice President, European           been serving in this capacity since May 1994.
Affairs                            Mr. Percevault's current business address is
                                   42 rue Saint-Dominique, 75007 Paris, France.
                                   Mr Percevault is a citizen of France.

*Jean-Marc Perraud                 Treasurer and has been serving in this
Treasurer                          capacity since January 1999. Mr. Perraud's
                                   current business address is 42 rue Saint-
                                   Dominique, 75007 Paris, France. Mr Perraud is a citizen of France.

*Irwin Pfister                     Executive Vice President, Test &
Executive Vice President,          Transactions, of Schlumberger and has served
Test & Transactions                in this capacity since June 1997. He is also
                                   currently a director of Vecco Instruments.

*Rex Ross                          Vice President, Communications, of
Vice President, Communications     Schlumberger and has served in this capacity
                                   since October 1999.

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CUSIP No. 81661R100                   13D                   Page 18 of 19 Pages
-------------------------------------------------------------------------------

               DIRECTORS AND EXECUTIVE OFFICERS OF SCHLUMBERGER
                     INDUSTRIES S.A. AND SCHLUMBERGER B.V.

Set forth below is the name, business address and principal occupation or employment of each member of the board of directors and each executive officer of Schlumberger Industries S.A.


Name and Position with             Present Principal Occupation or Employment
----------------------             ------------------------------------------
Schlumberger Industries S.A.
----------------------------

Marcel Tournereau                  Director Real Estate Atlantic Asia and
Director and Vice President        Director of Social Affairs SSSA, Paris,
                                   January 2000 to present.
                                   Business address: Schlumberger, 50 avenue
                                   Jean-Jaures, BP 620-01, 92542 Montrouge
                                   Cedex, France.
                                   Citizenship:  France.


Philippe Bonnard Vice              President, RMS France, November 2000 to
Director and Vice President        present.
                                   Business address: Schlumberger RMS, 50 avenue
                                   Jean-Jaures, BP 620-03, 92542 Montrouge
                                   Cedex, France.
                                   Citizenship:  France.

Anna Hrayssi                       Deputy General Counsel - Corporate, 1998 to
Director and Secretary             present.
                                   Business address: Schlumberger, 42 rue Saint
                                   Dominique, 75007 Paris, France.
                                   Citizenship:  France.

Andre Cornet                       Retired July 1 1994.
Director                           Director of Industrial Affairs (for
                                   Schlumberger Industries International) and
                                   Chairman of Schlumberger Industries, January
                                   1, 1993 to June 30, 1994.
                                   Address: 10, rue Paul Couderc, 9233, Sceaux,
                                   France.
                                   Citizenship:  France.

Joseph Alloul                      Retired, November 1, 1997.
Director                           Financial Director in charge of the Training
                                   & Development for Schlumberger, January 19,
                                   1994 to October 31, 1997.
                                   Address: Ile Saint Germain, 7 rue Jean Monet,
                                   92130 Issy-les-Moulineaux, France.
                                   Citizenship:  France.

Jacques Biscay                     Retired, April 1, 1996.
Director                           Director of Personnel SL Paris, 1993 to March
                                   31, 1996.
                                   Address: 3 rue des Dardanelles, 75017 Paris,
                                   France.
                                   Citizenship:  France.

Jean-Dominique Percevault          Vice President - European Affairs, since May
Director and President             1994.
                                   Address: c/o Schlumberger, 277 Park Avenue,
                                   New York, New York 10172-0266, USA.
                                   Citizenship:  France.

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CUSIP No. 81661R100                      13D                Page 19 of 19 Pages
--------------------------------------------------------------------------------

Set forth below is the name, business address and principal occupation or employment of the sole managing director of Schlumberger B.V.


Name and Position with               Present Principal Occupation or Employment
----------------------               ------------------------------------------
Schlumberger B.V.
-----------------

Abraham Verburg                      Controller, Schlumberger B.V., February
                                     1994 to present.
                                     Director, Schlumberger B.V., February 1994 to present.
                                     Business address: Schlumberger B.V.,
                                     Parkstraat 83-89, 2514 JG The Hague, The
                                     Netherlands.
                                     Citizenship:  Netherlands.

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CUSIP No. 81661R100                     13D
--------------------------------------------------------------------------------

                               Index to Exhibits

Number         Exhibit
------         -------

1. Credit Facility, dated February 20, 2001, between (1) Schlumberger; (2) Schlumberger Industries S.A.; (3) Schlumberger PLC; (4) Schlumberger Investments; (5) JP Morgan Plc, BNP Paribas, Salomon Brothers International Limited and Lehman Brothers International (Europe) (each as arrangers), Citibank International Plc as facility agent, and The Chase Manhattan Bank, BNP Paribas Citibank, N.A., and Lehman Commercial Paper Inc.

2. Inducement Fee Letter Agreement, dated February 12, 2001, between Schlumberger Investments and Sema.

3. Director Undertaking, dated February 11, 2001, from Veronica Oswald to Schlumberger.

4. Director Undertaking, dated February 11, 2001, from Sir Julian Oswald to Schlumberger.

5. Director Undertaking, dated February 11, 2001, from Pierre Bonelli to Schlumberger.

6. Director Undertaking, dated February 11, 2001, from William Bitan to Schlumberger.

7. Director Undertaking, dated February 11, 2001, from Gilles Cosson to Schlumberger.

8. Director Undertaking, dated February 11, 2001, from Herve Couffin to Schlumberger.

9. Director Undertaking, dated February 11, 2001, from Pascal Viginier to Schlumberger.

10. Director Undertaking, dated February 11, 2001, from Frank Jones to Schlumberger.

11. Director Undertaking, dated February 11, 2001, from Harry Fryer to Schlumberger.

12. Director Undertaking, dated February 11, 2001, from Tidu Maini to Schlumberger.

13. Director Undertaking, dated February 11, 2001, from Didier Pineau-Valencienne to Schlumberger.

14. Director Undertaking, dated February 11, 2001, from George Schmitt to Schlumberger.

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CUSIP No. 81661R100                     13D
--------------------------------------------------------------------------------


15. Irrevocable Undertaking, dated February 12, 2001, from Paribas Affaires Industrielles to Schlumberger Investments and Lehman Brothers Europe Limited.

16. Irrevocable Undertaking, dated February 12, 2001, from France Telecom S.A. to Schlumberger Investments and Lehman Brothers Europe Limited.

17.            Power of Attorney of Schlumberger Investments and Schlumberger.